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Exhibit 12.1

Guitar Center, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(unaudited)

	Year Ended December 31,
	2001	2000	1999	1998	1997
Income (loss) before income taxes and extraordinary loss	$29,276	$35,758	$18,959	$13,258	$20,393
Add: Interest expense	13,411	12,466	11,235	10,844	9,892
Portion of rents representative of interest factor	6,708	5,196	3,916	2,632	1,605
Earnings (loss) as adjusted	49,395	53,420	34,110	26,734	31,890
Fixed charges:
Interest expense	13,411	12,466	11,235	10,844	9,892
Portion of rents representative of interest factor	6,708	5,196	3,916	2,632	1,605

Total fixed charges	20,119	17,662	15,151	13,476	11,497
Ratio of earnings fixed charges	2.5	3.0	2.3	2.0	2.8

(a)
The ratio of earnings to fixed charges has been computed based upon earnings (loss) before provision for income taxes and fixed charges. Fixed charges consist of interest expense and one third of rental expense (the proportion deemed representative of the interest factor).

(b)
Earnings (loss) before income taxes and fixed charges were insufficient to cover fixed charges by $66.9 million for the year ended December 31, 1996.

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  Exhibit 12.1
Guitar Center, Inc. Computation of Ratio of Earnings to Fixed Charges (Dollars in thousands) (unaudited)